                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(a)


                                Careside, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 141728  10  5
                                ---------------
                                (CUSIP Number)

                                                 With a copy to:
      Peter A. Friedli,                          Julia D. Corelli, Esq.
      Venturetec, Inc, BVI                       Pepper Hamilton, LLP
      Pine, Inc.                                 3000 Two Logan Square
      c/o Friedli Corporate Finance              Eighteenth and Arch Streets
      5 Freigutstrasse                           Philadelphia, PA  19103-2799
      8002 Zurich, Switzerland                   (215) 981-4368
      41-1-283 29 00



--------------------------------------------------------------------------------

 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Coomunications)

                               November 29, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                      B-1
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CUSIP No.  141728 10 5                                         Page 2 of 5 Pages
----------------------                                         -----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Peter A. Friedli
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Switzerland
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,246,954
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,246,954
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,246,954
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      19.91%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                      B-2
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Item 1. Security and Issuer.
-----------------------------

       This Schedule 13D relates to the common stock, par value $.01 (the "Common Stock"), of Careside, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 6100 Bristol Parkway, Culver City, CA 90230.

Item 2. Identity and Background.
---------------------------------

Peter A. Friedli
c/o Friedli Corporate Finance
5 Freigutstrasse
8002 Zurich, Switzerland


(d) and (e). During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3  Source and Amount of Funds or Other Consideration.
------  ---------------------------------------------------

The funds used to purchase Common Stock were provided from the corporate funds of Friedli Corporate Finance, Pine, Inc. and Venturetec, Inc. BVI, all entities in which the Reporting Person has a pecuniary interest. The total purchase price for the 2,116,472 shares of Common Stock and the warrants to purchase 130,122 shares of common stock that are the subject matter of this report was $6,116,414.

Item 4  Purpose of Transaction
------  ----------------------

The Reporting Person has acquired the Common Stock for investment purposes only.

Except for the foregoing and as disclosed below, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5  Interest in Securities of the Issuer
------  ------------------------------------

The Reporting Person may be deemed to be the beneficial owner of 2,246,954 shares of Common Stock, which shares represent approximately 19.91% of the issued and outstanding shares of Common Stock, and, as such, may be deemed to have sole voting and dispositive power with respect to 2,246,954 shares of Common Stock. Of the 2,246,954 shares of Common

                                      B-3
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Stock the Reporting Person may be deemed to beneficially own, 130,122 shares may be acquired in the future upon the exercise of currently exercisable warrants.

The number of shares beneficially owned by the Reporting Person and the percentage of outstanding shares represented thereby are based on the number of outstanding shares as disclosed to the Reporting Person by an officer of the Company as of January 29, 2001.

Item 6  Contracts, Arrangements, Understandings or Relationships with respect to
------  ------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

None.

Item 7  Material to Be Filed as Exhibits
------  --------------------------------

None.

                                      B-4
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                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 7, 2001



                                 PETER FRIEDLI


                                 /s/ PETER FRIEDLI
                                 ____________________________________

                                      B-5